UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Highlights

The main figures obtained by Bradesco in the first quarter of 2011 are presented below:

  quarter of 2011, of which R$104 million as monthly dividends paid and R$820 million provisioned.

  The Financial Margin reached R$9.362 billion, up 21.8% in comparison to the first quarter of 2010.
  The Delinquency Ratio over 90 days stood at 3.6%, down 0.8 p.p. from March 2010.
  The Efficiency Ratio(6) stood at 42.7% (41.2% in March 2010) and in the concept of “adjusted-to-risk” ratio stood at 52.1% in March 2011 (55.4% in March 2010).
  Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$7.850 billion in the first quarter of 2011, up by 9.1% over the same period in 2010. Technical provisions stood at R$89.980 billion, equal to 30.4% of the Brazilian insurance market (reference date: January/11).
  Investments in infrastructure, information technology and telecommunication amounted to R$865 million in the first quarter of 2011, for growth of 13.1% when compared to the same period in the previous year.
  Taxes and contributions, including social security, paid or provisioned, amounted to R$4.973 billion, of which R$1.745 billion corresponded to taxes withheld and collected from third parties and R$3.228 billion based on the activities of Bradesco Organization, equivalent to 117.9% of Adjusted Net Income(1) .
  Banco Bradesco has an extensive distribution network in Brazil, with 6,619 Service Points (3,651 Branches, 1,308 PABs and 1,660 PAAs). Customers can also use 1,588 PAEs, 27,649 Bradesco Expresso service points, 6,218 Banco Postal (Postal Bank) branches, 32,514 own ATMs in the Bradesco Dia&Noite network and 11,749 ATMs shared with other banks(7) .

      Adjusted Net Income(1) in the first quarter of 2011 was R$2.738 billion (an increase of 27.5% compared to R$2.147 billion in the same period of 2010), corresponding to earnings per share of R$2.72 in the last 12 months and Return on Average Shareholders’ Equity(2) of 24.2%.
      Adjusted Net Income was composed of R$1.977 billion from banking activities, which represented 72% of the total, and R$761 million from insurance, private pension plans and savings bond operations, which accounted for 28% of the total.
      On March 31, 2011, Bradesco’s market capitalization stood at R$117.027 billion(3) , while the value of preferred shares rose by 15.7%(4) in the last 12 months, against a 2.5% depreciation of the Ibovespa index.
      Total Assets stood at R$675.387 billion in March 2011, an increase of 26.8% from the balance in the same period in 2010. Return on Average Assets was 1.7%.
      The Expanded Loan Portfolio(5) stood at R$304.374 billion in March 2011, up 22.6% from the same period in 2010. Operations with individuals totaled R$100.079 billion (up 16.4%), while operations with companies totaled R$204.295 billion (up 25.9%).
      Total Assets under Management stood at R$919.007 billion, an increase of 24.2% from March 2010.
      Shareholders’ Equity stood at R$51.297 billion in March 2011 and included a capital increase in the amount of R$1.511 billion, up by 19.1% on the balance of March 2010. The Capital Adequacy Ratio (Basel II) stood at 15.0% in March 2011, 13.4% of which under Tier I Capital.
      Interest on Shareholders’ Equity and Dividends were paid and provisioned to shareholders, in the amount of R$924 million related to the first

    (1) According to non-recurring events described on page 08 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$ 127.474 billion considering the closing price of preferred shares (most traded share); (4) Includes reinvestment of dividends/interest on shareholders’ equity; (5) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables) and operations with Credit Risk – Commercial Portfolio (expanded criteria), which includes debentures and promissory notes; (6) Accumulated over 12 months; and (7) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.

      Employee payroll, plus charges and benefits, totaled R$2.080 billion. Social benefits provided to the 96,749 employees of the Bradesco Organization and their dependents amounted to R$495.444 million, while investments in training and development programs totaled R$19.282 million.
      On April 7, 2011, Fitch raised Bradesco’s long and short-term IDRs, reflecting the Bank’s sound financial strength. Bradesco’s long term foreign currency IDR moved from 'BBB' to 'BBB+, while the long-term domestic currency IDR rating moved from 'BBB +' to 'A -' and the short term IDR in domestic currency increased from 'F2' to 'F1.' Bradesco Seguros’ Issuer Financial Strength (IFS) rating was raised from 'BBB+' to 'A-'.
      On March 25, 2011, Bradesco requested authorization by the Brazilian Central Bank to create an ADR program backed by common shares on the American market, which included an increase in the limit on foreign interest that will not change its corporate structure or control.
      As of April 4, 2011, Bradesco, Banco do Brasil and Caixa Econômica Federal began to offer cards through the Brazilian brand Elo. The new brand’s goal is to reach 15% of the domestic market in up to 5 years and become the most complete and modern means of payment platform in the country.
      Main Awards and Recognitions in the first quarter of 2011:
        6th most valuable brand in the global banking sector. This is the first time that a bank from an emerging economy has reached this position (Brand Finance Global Banking 500 – 2011 – The Banker magazine);
        The most valuable brand in Brazil, a position Bradesco has held since 2007, according to a survey released by the consultant Brand Finance. In a global ranking of 500 companies,  Bradesco came in 28th ;

      One of the 100 most sustainable companies in the world, according to the 7th edition of the “Global 100” ranking (Corporate Knights magazine);
      Bradesco Seguros was the winner of the 18th edition of the “Top of Quality 2010” prize in the “Insurance and Pension Plan” category (Top of Business magazine and CNEP); and
      Bradesco Asset Management (Bram) received the “Top Management” Prize from ValorInveste magazine, published by the  Valor Econômico newspaper, a recognitionof the best fund managers in the country (Standard & Poor’s).
      With Regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing an extensive social and educational program that operates 40 schools throughout Brazil. In 2011, a forecasted budget of R$307.994 million will help serve more than 526 thousand people, 111 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Vocational Training - High School Level; Education for Youth and Adults; and Preliminary and Continued Education. In
      the Virtual School - Fundação Bradesco’s e- learning portal - , at the CIDs – Digital Inclusion Centers and through programs conducted under strategic partnerships, like Educa+Ação, over 415 thousand students will be served. The more than 50 thousand Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. For 54 years, Fundação Bradesco has provided more than 2 million students with quality formal education free of charge, who, together with participants in in-class and distance courses, bring the number of participants to over 4 million people.

Main Information

	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	Variation %
									1Q11 x 4Q10	1Q11 x 1Q10
Statement of Income for the Period R$ million
Book Net Income	2,702	2,987	2,527	2,405	2,103	2,181	1,811	2,297	(9.5)	28.5
Adjusted Net Income	2,738	2,684	2,518	2,455	2,147	1,839	1,795	1,996	2.0	27.5
Total Financial Margin	9,362	9,018	8,302	8,047	7,689	7,492	7,587	7,560	3.8	21.8
Gross Loan Financial Margin	6,180	6,143	5,833	5,757	5,630	5,373	5,150	4,979	0.6	9.8
Net Loan Financial Margin	3,820	3,848	3,774	3,596	3,442	2,678	2,242	1,861	(0.7)	11.0
Expenses w ith Allow ance for Loan Losses	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	(3,118)	2.8	7.9
Fee and Commission Income	3,510	3,568	3,427	3,253	3,124	3,125	2,857	2,911	(1.6)	12.4
Administrative and Personnel Expenses	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	(4,141)	(3.7)	17.0
Premiums fromInsurance, Private Pension Plan Contributions and Income fromSavings Bonds	7,850	9,022	7,697	7,163	7,196	8,040	6,685	6,094	(13.0)	9.1
Balance Sheet - R$ million
Total Assets	675,387	637,485	611,903	558,100	532,626	506,223	485,686	482,478	5.9	26.8
Securities	217,482	213,518	196,081	156,755	157,309	146,619	147,724	146,110	1.9	38.3
Loan Operations (1)	284,695	274,227	255,618	244,788	235,238	228,078	215,536	212,768	3.8	21.0
- Individuals	100,079	98,122	92,905	89,648	86,012	82,085	75,528	74,288	2.0	16.4
- Corporate	184,616	176,105	162,713	155,141	149,226	145,993	140,008	138,480	4.8	23.7
Allowance for Loan Losses (ALL)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	(13,871)	2.8	5.7
Total Deposits	203,822	193,201	186,194	178,453	170,722	171,073	167,987	167,512	5.5	19.4
Technical Provisions	89,980	87,177	82,363	79,308	77,685	75,572	71,400	68,828	3.2	15.8
Shareholders' Equity	51,297	48,043	46,114	44,295	43,087	41,754	38,877	37,277	6.8	19.1
Assets Under Management	919,007	872,514	838,455	767,962	739,894	702,065	674,788	647,574	5.3	24.2
Performance Indicators (%) on Adjusted Net Income (except when stated otherwise)
Adjusted Net Income per Share - R$ (2)	2.72	2.61	2.38	2.19	2.07	2.02	2.04	2.06	4.2	31.4
Book Value per Share (Common and Preferred) - R$	13.42	12.77	12.26	11.77	11.45	11.10	10.49	10.04	5.1	17.2
Annualized Return on Average Shareholders' Equity (3)(4)	24.2	22.2	22.5	22.8	22.2	20.3	21.5	23.3	2.0 p.p	2.0 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.7	1.6	1.6	1.7	-	-
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent	8.2	8.3	7.9	8.2	8.1	8.1	8.3	8.2	(0.1) p.p	0.1 p.p
Assets) Annualized
Fixed Assets Ratio - Total Consolidated	17.4	18.1	16.7	20.9	19.8	18.6	15.4	15.1	(0.7) p.p	(2.4) p.p
Combined Ratio - Insurance (5)	86.1	85.1	85.3	84.7	85.2	85.3	88.9	85.5	1.0 p.p	0.9 p.p
Efficiency Ratio (ER) (2)	42.7	42.7	42.5	42.0	41.2	40.5	40.9	41.5	-	1.5 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	63.6	64.2	65.1	64.9	66.0	66.5	66.4	67.3	(0.6) p.p	(2.4) p.p
Market Capitalization - R$ million (6)	117,027	109,759	114,510	87,887	100,885	103,192	98,751	81,301	6.6	16.0
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.0	7.1	7.4	7.6	8.0	8.5	8.3	7.7	(0.1) p.p	(1.0) p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.4	4.3	4.6	4.9	5.3	5.7	5.9	5.6	0.1 p.p	(0.9) p.p
Delinquency Ratio (> 90 days (8)/ Loan Portfolio)	3.6	3.6	3.8	4.0	4.4	4.9	5.0	4.6	-	(0.8) p.p
Coverage Ratio (> 90 days (8))	193.6	197.6	191.8	188.5	180.8	174.6	166.5	169.1	(4.0) p.p	12.8 p.p
Coverage Ratio (> 60 days (8))	159.1	163.3	162.0	155.8	151.3	148.6	139.4	137.9	(4.2) p.p	7.8 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.0	14.7	15.7	15.9	16.8	17.8	17.7	17.0	0.3 p.p	(1.8) p.p
- Tier I	13.4	13.1	13.5	13.9	14.3	14.8	14.3	14.3	0.3 p.p	(0.9) p.p
- Tier II	1.7	1.7	2.3	2.1	2.6	3.1	3.5	2.8	-	(0.9) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun09	Variation %
									Mar11 x Dec10	Mar11 x Mar10
Structural Information Units
Service Points	57,185	54,884	52,015	49,154	46,570	44,577	42,563	41,003	4.2	22.8
- Branches	3,651	3,628	3,498	3,476	3,455	3,454	3,419	3,406	0.6	5.7
- PAAs (9)	1,660	1,660	1,643	1,592	1,451	1,371	1,338	1,260	-	14.4
- PABs (9)	1,308	1,263	1,233	1,215	1,200	1,190	1,194	1,192	3.6	9.0
- PAEs (9)	1,588	1,557	1,559	1,565	1,564	1,551	1,539	1,528	2.0	1.5
- Outplaced Bradesco ATMNetwork Terminals (10)	3,921	3,891	4,104	3,827	3,664	3,577	3,569	3,516	0.8	7.0
- ATM Terminals in the Shared Network (10) (11)	10,326	9,765	8,113	7,358	6,912	6,486	5,980	5,558	5.7	49.4
- Banco Postal (Postal Bank)	6,218	6,203	6,194	6,177	6,110	6,067	6,038	6,011	0.2	1.8
- Bradesco Expresso (Correspondent Banks)	27,649	26,104	24,887	23,190	21,501	20,200	18,722	17,699	5.9	28.6
- Bradesco Promotora de Vendas	853	801	773	743	702	670	753	822	6.5	21.5
- Branches / Subsidiaries Abroad (12)	11	12	11	11	11	11	11	11	(8.3)	-
ATMs	44,263	43,072	41,007	39,766	38,772	37,957	37,178	36,430	2.8	14.2
- Own Network	32,514	32,015	31,759	31,387	30,909	30,657	30,414	30,191	1.6	5.2
- Shared Network (11)	11,749	11,057	9,248	8,379	7,863	7,300	6,764	6,239	6.3	49.4
Credit and Debit Cards (13) - in million	147.5	145.2	140.7	137.8	135.6	132.9	88.4	86.3	1.6	8.8
Employees (14)	96,749	95,248	92,003	89,204	88,080	87,674	85,027	85,871	1.6	9.8
Employees and Interns	10,321	9,999	9,796	8,913	9,605	9,589	9,606	9,439	3.2	7.5
Foundation Employees (15)	3,788	3,693	3,756	3,734	3,713	3,654	3,696	3,645	2.6	2.0
Customers in millions
Checking Accounts	23.5	23.1	22.5	21.9	21.2	20.9	20.7	20.4	1.7	10.8
Savings Accounts (16)	39.4	41.1	38.5	37.1	36.2	37.7	35.1	33.9	(4.1)	8.8
Insurance Group	37.0	36.2	34.6	33.9	33.8	30.8	30.3	29.1	2.2	9.5
- Policyholders	32.1	31.5	30.0	29.3	29.2	26.3	25.8	24.6	1.9	9.9
- Pension Plan Participants	2.1	2.0	2.0	2.0	2.0	2.0	2.0	2.0	5.0	5.0
- Savings Bond Customers	2.8	2.7	2.6	2.6	2.6	2.5	2.5	2.5	3.7	7.7
Bradesco Financiamentos	2.9	3.3	3.4	3.5	3.8	4.0	4.1	4.0	(12.1)	(23.7)

(1)	Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables). If operations with Credit Risk – Commercial Portfolio (expanded criteria) were also included, covering debentures and promissory notes, the balance of the expanded loan portfolio would be R$304,374 million in March 2011, R$293,555 million in December 2010 and R$248,282 million in March 2010;
(2)	In the last 12 months;
(3)	Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7)	Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8)	Credits overdue;
(9)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(10)

      Including overlapping ATMs within the Bank’s own and shared network: in March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547, March 2010 – 1,490, December 2009 – 1,455, September 2009 – 1,452 and June 2009 – 1,431;

(11)	Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;
(12)	In January 2011, the Nassau Branch of Banco Bradesco S.A. was merged into Bradesco Grand Cayman branch;
(13)	Includes pre-paid, Private Label, Banco Ibi as of December 2009 and Ibi México as of December 2010;
(14)	It started including Ibi Promotora employees as of December 2009;
(15)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(16)	Number of accounts.

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual	Support	Domestic Currency				Foreign Currency		Domestic
B/C	3	Long-Term A -	Short-Term F1	Long-Term BBB +		Short-Term F2		Long-Term	Short-Term
								AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -
	Baa2	A1	P- 1	Baa3	P-3	Aaa.br	BR - 1
*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating				Long-Term	Short- Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	GAMMA -7 Score	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

      Net Income vs. Adjusted Net Income

      The main non-recurring events that impacted net income in the periods below are presented in the following comparative chart:

	R$ million
	1Q11	4Q10	1Q10
Book Net Income	2,702	2,987	2,103
Non-Recurring Events	36	(303)	44
- Partial Divestment (1)	-	(59)	-
- ALL - Change in Drag Calculation Parameters	-	(220)	-
- Records of Tax Credits	-	(94)	(242)
- Provision for Tax Contingencies	-	-	397
- Provision for Civil Contingencies - Economic Plans	54	86	36
- Other (2)	-	(73)	-
- Tax Effects	(18)	57	(147)
Adjusted Net Income	2,738	2,684	2,147
ROAE % (*)	23.8	28.2	21.7
ROAE (ADJUSTED) % (*)	24.2	25.1	22.2
(*) Annualized;
(1) Gross gain related to investments at BM&FBovespa; and
(2)

      In 4Q10: refers to the R$86 million capital gain in Fidelity; and net effect of payment of taxes, through an installment program and payment in one lump sum of tax debt - Law 11,941/09 (REFIS), in the amount of R$14 million, offset by R$27 million in impairment expenses.

Summarized Analysis of Adjusted Income

      To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and  Financial Analysis, which is obtained from adjustments made to the Book Statement of Income, detailed at the end of this

      Press Release, which includes adjustments to  non-recurring events shown in the previous page. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	1Q11	4Q10	Variation		1Q11	1Q10	Variation
			1Q11 x 4Q10				1Q11 x 1Q10
			Amount	%			Amount	%
Financial Margin	9,362	9,018	344	3.8	9,362	7,689	1,673	21.8
- Interest	8,849	8,553	296	3.5	8,849	7,406	1,443	19.5
- Non-Interest	513	465	48	10.3	513	283	230	81.3
ALL	(2,360)	(2,295)	(65)	2.8	(2,360)	(2,188)	(172)	7.9
Gross Income from Financial Intermediation	7,002	6,723	279	4.1	7,002	5,501	1,501	27.3
Income from Insurance, Private Pension Plan and Savings Bond Operations (*)	785	700	85	12.1	785	583	202	34.6
Fee and Commission Income	3,510	3,568	(58)	(1.6)	3,510	3,124	386	12.4
Personnel Expenses	(2,436)	(2,533)	97	(3.8)	(2,436)	(2,120)	(316)	14.9
Other Administrative Expenses	(3,140)	(3,257)	117	(3.6)	(3,140)	(2,647)	(493)	18.6
Tax Expenses	(880)	(858)	(22)	2.6	(880)	(749)	(131)	17.5
Equity in the Earnings (Losses) of Unconsolidated Companies	34	60	(26)	(43.3)	34	29	5	17.2
Other Operating Income/Expenses	(922)	(646)	(276)	42.7	(922)	(550)	(372)	67.6
Operating Income	3,953	3,757	196	5.2	3,953	3,171	782	24.7
Non-Operating Income	(4)	10	(14)	-	(4)	4	(8)	-
Income Tax / Social Contribution	(1,138)	(1,059)	(79)	7.5	(1,138)	(1,010)	(128)	12.7
Minority Interest	(73)	(24)	(49)	204.2	(73)	(18)	(55)	305.6
Adjusted Net Income	2,738	2,684	54	2.0	2,738	2,147	591	27.5

(*) Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

      In the first quarter of 2011, Bradesco’s adjusted net income stood at R$2,738 million, an increase of 2.0% or R$54 million from the previous quarter, which was primarily impacted by: (i) a growth in financial margin, due to the increased volume of operations; (ii) lower personnel and administrative expenses; offset by: (iii) an increase in the allowance for loan losses; (iv) lower fee and commission income; and (v) an increase in other operating expenses (net of other operating revenue).

      In the first quarter of 2011 versus the same period of previous year, adjusted net income increased R$591 million, or 27.5%. The main reasons for this result are described below in the analysis of the main income statement items.

      Shareholders’ Equitystood at R$51.297 billion in March 2011 and included a capital increase in the amount of R$1.511 billion, up by 19.1% on the balance of March 2010. The Capital Adequacy Ratio stood at 15.0%, of which 13.4% was under Tier I Capital.

      Total assets stood at R$675,387 million in March 2011, up 26.8% over March 2010, driven by the expansion of business volume. Return on Average Assets (ROAA) remained stable, hovering near 1.7%.

Efficiency Ratio (ER)

      The ER calculated on an “adjusted-to-risk” basis to reflect the impact of risk in loan operations(2) dropped for the fifth consecutive quarter, reaching 52.1% in the first quarter of 2011, up 0.3 p.p. compared to the previous quarter and 3.3 p.p. year-on-year. This behavior is in line with the results of previous quarters, mainly due to decreased delinquency.

      The ER – accumulated over 12 months(1) remained stable in relation to the previous quarter.

      The quarterly ER decreased from 44.0% in the fourth quarter of 2010 to 42.0% in the first quarter of 2011, mainly due to: (i) reduced personnel expenses due to vacation periods concentrated in the first quarter; (ii) lower administrative expenses; and (iii) increased financial margin, driven by growth in business volume.

      (1) Efficiency Ratio (ER) = (Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the first quarter of 2011 would be 43.5%.

      (2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Financial Margin

      The R$344 million increase between the first quarter of 2011 and the fourth quarter of 2010 was due to:

        the increase in income from interest- earning operations by R$296 million, mainly the result of: (i) higher income from funding margin; and (ii) higher income from insurance margin; and
        higher income from non-interest margin, in the amount of R$48 million.

      The financial margin posted a R$1,673 million improvement between the first quarter of 2011 and the same period in 2010, which corresponds to a 21.8% growth, mainly driven by:

          growth in income from interest-earning operations of R$1,443 million, mainly due to (i) higher income from loan operations, resulting from increase in business volumes; (ii) higher income from funding margin; and (iii) higher income from insurance margin; and

          greater income from the non-interest margin, in the amount of R$230 million, due to higher treasury/securities gains.

Total Loan Portfolio

        In March 2011, Bradesco’s loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed receivables) totaled R$284.7 billion. The expansion of 3.8% in the quarter was due to: (i) 5.3% growth in Large Corporate portfolio; (ii) 4.3% in the SME portfolio; and (iii) 2.0% in the Individuals portfolio.

        Year on year, the portfolio expanded by 21.0%, the result of growth of: (i) 29.4% in the SME portfolio, (ii) 19.0% in the Large Corporate portfolio; and (iii) 16.4% in the Individuals portfolio.

        In the Individuals segment, the products that posted the strongest growth in the last twelve months were: (i) real estate financing; (ii) the payroll-deductible loan portfolio; and (iii) BNDES/Finame onlending operations. In the Corporate segment, growth was led by: (i) BNDES/Finame onlending operations; (ii) credit card; and (iii) vehicle financing - CDC.

        Including other operations bearing credit risk from the Corporate portfolio(1) (expanded criteria), operations with credit risk would have amounted to R$304.4 billion in March 2011 (R$248.3 billion in March 2010), up 3.7% in the quarter and 22.6% over the last 12 months. These operations mainly comprise debentures and promissory notes with Large Corporations.

        (1) For more information, see page 36 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

        In the first quarter of 2011, expenses with the allowance for loan losses stood at R$2,360 million, up 2.8%. This increase was mainly the result of the 4.0% growth in loan operations – Bacen concept.

        The first quarter of 2011 compared to the same period of 2010, ALL expenses posted a 7.9% increase, causing an expansion of generic provisions and partially offset by a decline in delinquency and higher income from loan recovery of 20.7% in the period, totaling R$613 million. Loan operations – Bacen concept grew by 21.1% in the same period, demonstrating growth accompanied by quality in Bradesco’s loan portfolio.

Delinquency Ratio > 90 days

After five consecutive quarters in decline, the delinquency ratio over 90 days was stable in the first quarter of 2011.

Coverage Ratios

        The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 60 and 90 days. In March 2011 these ratios reached 159.1% and 193.6%, respectively, providing the Bank with comfortable levels of coverage.

        The balance of Allowance for Loan Losses (ALL) of R$16.7 billion, in March 2011, was made up of: (i) R$13.7 billion in Brazilian Central Bank requirements; and (ii) R$3.0 billion in additional provisions.

Results of Insurance, Private Pension Plans and Savings Bonds Operations

Net Income in the first quarter of 2011 came to R$761 million (R$779 million in the fourth quarter of 2010), posting a 28.3% Return on Average Shareholders’ Equity.	In the comparison of the first quarter of 2011 with the same period in 2010, Net Income posted an 8.3% increase.

	R$ million (except w hen indicated otherw ise)
	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	Variation %
									1Q11 x 4Q10	1Q11 x 1Q10
Net Income	761	779	721	701	703	602	607	638	(2.3)	8.3
Insurance Written Premiums, Private Pension Plan Contributions and Savings Bonds Income (*)	7,850	9,022	7,697	7,163	7,196	8,040	6,685	6,094	(13.0)	9.1
Technical Provisions	89,980	87,177	82,363	79,308	77,685	75,572	71,400	68,828	3.2	15.8
Financial Assets	99,594	96,548	92,599	88,515	86,928	83,733	79,875	76,451	3.2	14.6
Claims Ratio	72.0	71.1	72.4	71.8	73.3	74.3	77.2	73.3	0.9 p.p	(1.3) p.p
Combined Ratio	86.1	85.1	85.3	84.7	85.2	85.3	88.9	85.5	1.0 p.p	0.9 p.p
Policyholders / Participants and Customers (in thousands)	37,012	36,233	34,632	33,908	33,768	30,822	30,339	29,178
Market Share fromPremiums fromInsurance, Private Pension Plan Contribution and Income from Savings Bonds (**)	22.4	24.7	24.7	24.8	25.2	24.4	23.5	23.1	(2.3) p.p	(2.8) p.p

        Note: For comparison purposes, excluding the build in Technical Provisions for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and excluding the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios.
        (*) Excludes the effects of RN 206/09 (ANS), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and
        (**) 1Q11 considers the latest data made available by Susep (January 2011).

In the first quarter of 2011, income was 9.1% up from the same period in 2010. This increase was fueled by the high performance of Savings Bonds	and Health products, which grew 23.4% and 25.3%, respectively.

        Due to the concentration of private pension plan contributions that historically occurs in the last quarter of the fiscal year, revenue in the first quarter of 2011 dropped by 13% compared to the previous quarter.

        Net income in the first quarter of 2011 was down 2.3% from the previous quarter, mainly due to: (i) variations in revenues, due to seasonality in the last quarter of the year, directly affecting revenue from pension plans; (ii) a 0.9 p.p. increase in claims; (iii) a drop in equity in the earnings of subsidiaries; and (iv) partially offset by a decrease in administrative and personnel expenses despite the collective bargaining agreement in January 2011.

        Net income for the first quarter of 2011 was 8.3% higher than the one recorded in the same period of last year, mainly due to: (i) 9.1% growth in revenues; (ii) an increase in financial result and equity in the earnings of subsidiaries; and partially offset by: (iii) a increase in personnel expenses, impacted by the collective bargaining agreement in January 2011.

        In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules effective as of January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.6 times Shareholders’ Equity.

Fee and Commission Income

        In the first quarter of 2011, fee and commission income totaled R$3,510 million, down 1.6% or R$58 million from the previous quarter. This performance was mainly the result of: (i) lower gains from underwriting and financial advisory services; (ii) lower revenue from loan operations.

        In the year-on-year comparison, the 12.4% increase was mainly due to: (i) the performance of the credit card segment, due to the growth in card base and revenues, in addition to the increase in interest held in Visavale and Cielo; (ii) the increase in income from checking accounts, which was driven by growth in business volume and a larger checking account client base, which posted net growth of some 2.3 million accounts in the period; (iii) greater income from loan operations, mainly due to the increase in guarantees and sureties and the higher volume of contracted operations; and (iv) growth in revenue from fund management.

        >

Personnel expenses

        In the first quarter of 2011, the R$97 million decrease from the previous quarter was composed of changes in the following portions:

          “structural” – R$10 million reduction, mainly due to: (i) higher concentration of vacation periods in the first quarter, offset by: (ii) higher expenses with salaries, compulsory social charges and benefits, as a result of the collective bargaining agreement of insurance industry workers in January 2011 and the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 1,501 employees; and
          “non-structural” – decrease of R$87 million, chiefly related to lower expenses with employee and management profit sharing (PLR).

        Year-on-year growth of R$316 million in the first quarter of 2011 is mainly due to:

          R$261 million in the “structural” portion from: (i) an increase in expenses related to salaries, compulsory social charges and benefits, due to higher salary levels; (ii) and the net increase of 8,669 employees; and
the R$55 million increase in the “non- structural” portion, basically resulting from higher expenses with management and employee profit sharing (PLR).

        Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension Plans.Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

Administrative Expenses

        In the first quarter of 2011, the 3.6% decrease in administrative expenses from the previous quarter is mainly due to lower expenses with: (i) advertising and marketing; (ii) outsourced services, mainly related to legal and corporate consulting services; and (iii) data processing; partially offset by: (iv) increased expenses from the expansion of Service Points by 2,301, of which 23 were branches, 76 PAB/PAE/PAA, 1,545 Bradesco Expresso units and 657 other service points.

        Year on year, the 18.6% increase is the result of greater expenses with: (i) outsourced services, related to: (a) upgrading and expansion of customer service structure and partial outsourcing of credit card processing (Fidelity); and (b) variable expenses related to revenue (e.g. non- bank correspondents); (ii) depreciation and amortization; (iii) advertising and marketing; (iv)

        increase in business and service volume; and (v) the expansion of the Customer Service Network by 10,615 new units: 196 branches, 341 PAB/PAE/PAA, 6,148 Bradesco Expresso branches and 3,930 other service points, amounting to 57,185 on March 31, 2011.

Other Operating Income and Expenses

        Other operating expenses, net of other operating income, totaled R$922 million in the first quarter of 2011, up R$276 million over previous quarter and R$372 million year on year.

        Compared to the same period last year, the increase in other operating expenses net of other operating income, is mainly the result of higher expenses with: (i) the recording of operating provisions, especially those for civil contingencies; and (ii) the recording of provisions to cover fluctuations arising from the revaluation of IBNR provisions and benefits payable – remission of the Health Insurance segment

Income Tax and Social Contribution

        Growth in tax and social contribution expenses, both quarter-on-quarter and year-on-year, is the result of an increase in taxable income in the first quarter of 2011. It is important to note that the remainder of tax credit was consumed as a result of the increase in the social contribution rate from 9% to 15%.

Unrealized Gains

        Unrealized gains totaled R$9,590 million in the first quarter of 2011, a R$966 million decrease from the previous quarter. This was mainly due to: (i) the decrease in unrealized gains of loan and leasing operations, resulting from an increase in interest rates; (ii) the relative depreciation of mark- to-market of held-to-maturity securities; partially offset by: (iii) the appreciation of investments, especially those in Cielo, the stocks of which appreciated by 7.5%; and (iv) the decrease in unrealized losses in borrowings and onlendings, resulting from increased interest rates.

Economic Scenario

        generated by the sporting events in 2014 and 2016 and the exploration of the pre-salt oil discoveries. Household consumption continues to grow at a robust pace, supported by the buoyant job market, income gains and the generation of formal jobs. Credit, employment and income should continue to grow in 2011, albeit at a more moderate pace. With no signs of excessive commitment of income on the part of borrowers and with continuing social mobility, the outlook for the Brazilian banking system remains favorable, especially in the real estate segment, whose growth has been healthy, with no signs of undue excess.

        The world’s perception of Brazil remains positive, underlined by yet another upgrade from an important risk classification agency. The favorable long-term domestic outlook and the current international scenario have put pressure on the dollar exchange rate, which will tend to remain high. This tendency will be accompanied by the continuing build-up of international reserves, which provide a necessary liquidity buffer in moments of cyclical reversal. The increase in the current account deficit this year should not jeopardize this tendency, as the external accounts will mainly be financed by direct foreign investments, which should reach US$52 billion, a new record.

        Bradesco continues to hold a positive long-term view of Brazil, with no signs of any institutional regressions on the horizon. At the same time, the Organization tends to have a positive bias. It is important to point out that the path to sustainable growth could be considerably shortened by massive investments in education and infrastructure, accompanied by economic reforms to increase the efficiency of the domestic productive sector. Initiatives of this type would make a fundamental contribution to creating more solid conditions for the private sector to confront global competition and continue expanding and generating jobs.

        Two years after the peak of the global financial crisis, inflation is once again a cause for concern due to the recent highs in petroleum prices, partially due to recent restrictions of a geo-political nature. More intense pressure on prices has been reported in a number of emerging economies, whose main task at the moment is to moderate growth rates. Nonetheless, the economic policy response to the pressure triggered by the high degree of uncertainty surrounding the global economy has not been as restrictive as in the pre- crisis years. The developed economies, on the other hand, are facing a number of challenges to sustainable growth, such as weak job markets, high levels of public debt and the impacts of the recent tragedy in Japan. Generally, the international scenario continues to be marked by abundant liquidity, low risk aversion and high commodity prices, which should continue virtually unchanged in the coming months.

        On the domestic front, the international shock caused by commodity prices has worsened thanks to the mismatch between supply and demand and the Brazilian economy’s still high level of indexation. The response to inflationary pressure has been a change in the economic policy mix, combining a moderate increase in basic interest rates and a slowdown in public spending with the adoption of prudential macroeconomic measures. This coordinated response will most likely fail to prevent inflation from reaching around 6.0% this year, but should ensure convergence with the inflationary target throughout 2012, when Brazil’s economic growth should be more moderate than the 7.5% recorded in 2010, the highest figure since 1986. If projections for GDP growth of 3.8% in 2011 prove correct, this convergence will become even more likely.

        Despite the country’s undoubted export strength, its main economic activity driver has been – and will continue to be – domestic demand. Investments have been fueled by the high level of corporate confidence and the opportunities

Main Economic Indicators

Main Indicators (%)	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Interbank Deposit Certificate (CDI)	2.64	2.56	2.61	2.22	2.02	2.12	2.18	2.37
Ibovespa	(1.04)	(0.18)	13.94	(13.41)	2.60	11.49	19.53	25.75
USD – Commercial Rate	(2.25)	(1.65)	(5.96)	1.15	2.29	(2.08)	(8.89)	(15.70)
General Price Index - Market (IGP-M)	2.43	3.18	2.09	2.84	2.78	(0.11)	(0.37)	(0.32)
CPI (IPCA – IBGE)	2.44	2.23	0.50	1.00	2.06	1.06	0.63	1.32
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.54
Reference Interest Rate (TR)	0.25	0.22	0.28	0.11	0.08	0.05	0.12	0.16
Savings Accounts	1.76	1.73	1.79	1.62	1.59	1.56	1.63	1.67
Business Days (number)	62	63	65	62	61	63	65	61
Indicators (Closing Rate)	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun09
USD – Commercial Selling Rate – (R$)	1.6287	1.6662	1.6942	1.8015	1.7810	1.7412	1.7781	1.9516
Euro – (R$)	2.3129	2.2280	2.3104	2.2043	2.4076	2.5073	2.6011	2.7399
Country Risk (points)	173	189	206	248	185	192	234	284
Basic Selic Rate Copom (% p.a.)	11.75	10.75	10.75	10.25	8.75	8.75	8.75	9.25
BM&F Fixed Rate (% p.a.)	12.28	12.03	11.28	11.86	10.85	10.46	9.65	9.23

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.60	1.70	1.74
Extended Consumer Price Index (IPCA)	6.00	4.50	4.50
General Price Index - Market (IGP-M)	6.50	4.50	4.50
Selic (year-end)	12.25	11.25	10.25
Gross Domestic Product (GDP)	3.80	4.70	4.80

Guidance

Bradesco's Outlook for 2011

        This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and on information available to the market as of the present date.

	Loan Portfolio	15 to 19%
	Individuals	13 to 17%
	Corporate	16 to 20%
	SMEs	20 to 24%
	Corporate	11 to 15%
Products
	Vehicles	10 to 14%
	Cards (1)	9 to 13%
	Real Estate Financing (origination)	R$10.0 bil
	Payroll Deductible Loans	30 to 34%
	Financial Margin (2)	18 to 22%
	Fee and Commission Income	9 to 13%
	Operating Expenses (3)	11 to 15%
	Insurance Premiums	10 to 13%

(1)	Does not include the “BNDES Cards” and “Advances of Receivables” portfolios;
(2)	Under current criterion, Guidance for Financial Margin; and
(3)	Administrative and Personnel Expenses.

Statement of Income vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Statement of Income vs. Managerial Income vs. Adjusted Income

        First quarter of 2011

	R$ million
	1Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,131	(91)	33	(102)	(408)	-	-	-	(201)	9,362	-	9,362
ALL	(2,534)	-	-	-	225	(51)	-	-	-	(2,360)	-	(2,360)
Gross Income from Financial Intermediation	7,597	(91)	33	(102)	(183)	(51)	-	-	(201)	7,002	-	7,002
Savings Bond Operations (*)	785	-	-	-	-	-	-	-	-	785	-	785
Fee and Commission Income	3,419	-	-	-	-	-	91	-	-	3,510	-	3,510
Personnel Expenses	(2,436)	-	-	-	-	-	-	-	-	(2,436)	-	(2,436)
Other Administrative Expenses	(3,037)	-	-	-	-	-	-	(103)	-	(3,140)	-	(3,140)
Tax Expenses	(895)	-	-	-	(7)	-	-	-	22	(880)	-	(880)
Equity in the Earnings (Losses) of Unconsolidated Companies	34	-	-	-	-	-	-	-	-	34	-	34
Other Operating Income/Expenses	(1,338)	91	(33)	102	190	-	(91)	103	-	(976)	54	(922)
Operating Income	4,129	-	-	-	-	(51)	-	-	(179)	3,899	54	3,953
Non-Operating Income	(55)	-	-	-	-	51	-	-	-	(4)	-	(4)
Income Tax / Social Contribution and Minority Interest	(1,372)	-	-	-	-	-	-	-	179	(1,193)	(18)	(1,211)
Net Income	2,702	-	-	-	-	-	-	-	-	2,702	36	2,738

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans
and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

        Fourth quarter of 2010

	R$ million
	4Q10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	9,904	(114)	32	(110)	(492)	-	-	-	(202)	9,018	-	9,018
ALL	(2,299)	-	-	-	309	(85)	-	-	-	(2,075)	(220)	(2,295)
Gross Income from Financial Intermediation	7,605	(114)	32	(110)	(183)	(85)	-	-	(202)	6,943	(220)	6,723
Savings Bond Operations (*)	700	-	-	-	-	-	-	-	-	700	-	700
Fee and Commission Income	3,471	-	-	-	-	-	97	-	-	3,568	-	3,568
Personnel Expenses	(2,533)	-	-	-	-	-	-	-	-	(2,533)	-	(2,533)
Other Administrative Expenses	(3,159)	-	-	-	-	-	-	(98)	-	(3,257)	-	(3,257)
Tax Expenses	(872)	-	-	-	(8)	-	-	-	22	(858)	-	(858)
Equity in the Earnings (Losses) of Unconsolidated Companies	60	-	-	-	-	-	-	-	-	60	-	60
Other Operating Income/Expenses	(1,128)	114	(32)	110	191	-	(97)	98	-	(744)	98	(646)
Operating Income	4,144	-	-	-	-	(85)	-	-	(180)	3,879	(122)	3,757
Non-Operating Income	70	-	-	-	-	85	-	-	-	155	(145)	10
Income Tax / Social Contribution and Minority Interest	(1,227)	-	-	-	-	-	-	-	180	(1,047)	(36)	(1,083)
Net Income	2,987	-	-	-	-	-	-	-	-	2,987	(303)	2,684

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4)

        Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax expenses, classified under Other Operating Expenses;

(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)

        Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

        First quarter of 2010

	R$ million
	1Q10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,002	(105)	35	(60)	(240)	-	-	-	57	7,689	-	7,689
ALL	(2,159)	-	-	-	70	(99)	-	-	-	(2,188)	-	(2,188)
Gross Income from Financial Intermediation	5,843	(105)	35	(60)	(170)	(99)	-	-	57	5,501	-	5,501
Savings Bond Operations (*)	583	-	-	-	-	-	-	-	-	583	-	583
Fee and Commission Income	3,080	-	-	-	-	-	44	-	-	3,124	-	3,124
Personnel Expenses	(2,120)	-	-	-	-	-	-	-	-	(2,120)	-	(2,120)
Other Administrative Expenses	(2,564)	-	-	-	-	-	-	(83)	-	(2,647)	-	(2,647)
Tax Expenses	(736)	-	-	-	(7)	-	-	-	(6)	(749)	-	(749)
Equity in the Earnings (Losses) of Unconsolidated Companies	29	-	-	-	-	-	-	-	-	29	-	29
Other Operating Income/Expenses	(1,329)	105	(35)	60	177	-	(44)	83	-	(983)	433	(550)
Operating Income	2,786	-	-	-	-	(99)	-	-	51	2,738	433	3,171
Non-Operating Income	(95)	-	-	-		99	-	-	-	4	-	4
Income Tax / Social Contribution and Minority Interest	(588)	-	-	-	-	-	-	-	(51)	(639)	(389)	(1,028)
Net Income	2,103	-	-	-	-	-	-	-	-	2,103	44	2,147

(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4)

        Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax expenses, classified under Other Operating Expenses;

(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)

        Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;

(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9)	For more information see page 08 of this chapter.

(*)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

        SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
        Date: April 27, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

        FORWARD-LOOKING STATEMENTS

        This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.